Exhibit 99.1

Pacific Drilling Announces Fourth-Quarter and Full-Year 2015 Results
Conference call set 9 a.m. Central time Tuesday, March 1

•
Adjusted EBITDA(a) for the fourth quarter of $149.8 million, representing an adjusted EBITDA margin(b) of 56.0 percent, and adjusted EBITDA for the full year of $595.1 million, an increase of 5.6 percent over the prior year’s adjusted EBITDA

•	Revenue efficiency(c) of 97.3 percent for the fourth quarter yielded revenue of $267.6 million. For the full year, revenue efficiency of 94.7 percent yielded revenue of $1,085.1 million.

•
Cash flow from operations for the full year was a record $422.1 million, an increase of 6.5 percent over the prior year as result of significant cost reductions of over $100.0 million for full-year 2015

LUXEMBOURG (Feb. 29, 2016) - Pacific Drilling S.A. (NYSE: PACD) today announced a net loss for fourth-quarter 2015 of $13.6 million or $0.06 per diluted share, compared to net income for third-quarter 2015 of $41.0 million or $0.19 per diluted share. Net income for fourth-quarter 2014 was $68.0 million or $0.32 per diluted share.
Net income for full-year 2015 was $126.2 million or $0.60 per diluted share, compared to net income for full-year 2014 of $188.3 million or $0.87 per diluted share.
On Oct. 29, 2015, we exercised our right to rescind the construction contract for the Pacific Zonda due to the shipyard’s failure to timely deliver the vessel in accordance with the specifications of the construction contract, and in connection with the rescission, the 2014 revolving credit facility was terminated on Oct. 30, 2015. Our fourth-quarter and full-year 2015 net income included a non-recurring loss of $40.2 million from the construction contract rescission and a $6.0 million write-off of deferred financing charges from termination of the 2014 revolving credit facility. A reconciliation of net income excluding charges(d) to reported net income is included in an accompanying schedule to this release.
CEO Chris Beckett said, “Pacific Drilling delivered another financially robust quarter capping a year with a strong revenue efficiency, and the most cost efficient operations since the company began operating, delivering record adjusted EBITDA for the year. In the face of a very challenging market environment, the Pacific team has demonstrated tremendous dedication and professionalism enabling us to achieve our cost cutting goals, generate additional liquidity, and achieve new performance records.”
Mr. Beckett continued, “Going forward, our efforts will continue to be focused on providing our clients with the highest quality service and safe and efficient operations, in combination with innovative technical and creative commercial solutions, which will continue to be differentiating factors for us. With the shipyard’s failure to deliver our final drillship by the required date, we have completed our current newbuild program and have no further new construction expenditures. Pacific Drilling has the newest and highest-quality fleet in the industry and is well positioned for an extended downturn.”
Fourth-Quarter and Full-Year 2015 Operational and Financial Commentary
Contract drilling revenue for fourth-quarter 2015 was $267.6 million, which included $20.4 million of deferred revenue amortization, compared to contract drilling revenue of $260.2 million for third-quarter 2015, which included $21.7 million of deferred revenue amortization. Revenue benefited from an overall improved revenue efficiency performance during the quarter, offset by the Pacific Khamsin completing its drilling operations on Dec. 17, 2015. Contract drilling revenue for the year ended Dec. 31, 2015, was $1,085.1 million, including $86.3 million of deferred revenue amortization, as compared to contract drilling revenue of $1,085.8 million, including $109.2 million of deferred revenue amortization, for the year ended Dec. 31, 2014.
Operating expenses for fourth-quarter 2015 were $104.9 million as compared to $98.3 million for third-quarter 2015. Operating expenses for fourth-quarter 2015 included $5.8 million in amortization of deferred costs, $7.0 million in reimbursable expenses, and $7.6 million in shore-based and other support costs. Direct rig-related daily operating expenses for operating rigs, excluding reimbursable costs and non-recurring personnel charges related to our Nigerian operations, averaged $150,300 in fourth-quarter 2015, as compared to $154,800 for third-quarter 2015. Operating expenses for full-year 2015 were $431.3 million as compared to our initial 2015 guidance of $500-$525 million and

$459.6 million for full-year 2014. The decrease in operating expenses was primarily the result of fleet-wide cost savings measures. In 2015, operating expenses included $26.0 million in amortization of deferred costs, $27.3 million in reimbursable expenses, and $32.5 million in shore-based and other support costs.
General and administrative expenses for fourth-quarter 2015 were $12.6 million as compared to $13.2 million for third-quarter 2015. General and administrative expenses for full-year 2015 were $55.5 million as compared to our initial 2015 guidance of $63-$66 million and $57.7 million for the prior year. The decrease in general and administrative expenses was primarily related to Company-wide cost savings measures.
Adjusted EBITDA for fourth-quarter 2015 was $149.8 million, compared to EBITDA of $148.2 million in the prior quarter. Adjusted EBITDA for the year ended Dec. 31, 2015, was $595.1 million, compared to adjusted EBITDA of $563.3 million for the year ended Dec. 31, 2014. Adjusted EBITDA margin for full-year 2015 was 54.8 percent, as compared to adjusted EBITDA margin of 51.9 percent for full-year 2014. A reconciliation of EBITDA and adjusted EBITDA to net income is included in the accompanying schedules to this release.
Interest expense for fourth-quarter 2015 was $50.1 million, as compared to $36.4 million for third-quarter 2015, primarily due to a reduction in capitalized interest resulting from placing the Pacific Meltem into service in late August 2015. Interest expense for full-year 2015 was $156.4 million.
Liquidity and Capital Expenditures
For full-year 2015, cash flow from operations was $422.1 million. Cash balances totaled $116.0 million as of Dec. 31, 2015, and total outstanding debt was $2.89 billion. As of Dec. 31, 2015, we had approximately $566.0 million of available liquidity, including $450.0 million of undrawn capacity under our 2013 revolving credit facility.
CFO Paul Reese commented, “2015 was a year of significant cost savings, which, coupled with the fourth quarter amendments of our credit facilities, generated substantial additional liquidity. In the fourth quarter, we exceeded our goals bringing daily rig related operating expenses to $150,000 and daily idle costs below $40,000. With no further new-build construction capex and no debt maturities until Dec. 2017, the cash that is generated from our existing backlog should reduce our net debt balance significantly. This positions us well during these challenging times in our industry.”
Investor Toolkit
Updated schedules of expected amortization of deferred revenue, depreciation and interest expense for our existing financing are available in the “Quarterly and Annual Results” subsection of the “Investor Relations” section of our website, www.pacificdrilling.com.
Footnotes

(a) EBITDA and adjusted EBITDA are non-GAAP financial measures. For a definition of EBITDA and adjusted EBITDA and a reconciliation to net income, please refer to the schedules included in this release.
(b) EBITDA margin is defined as EBITDA divided by contract drilling revenue. Adjusted EBITDA margin is defined as adjusted EBITDA divided by contract drilling revenue. Management uses this operational metric to track company results and believes that this measure provides additional information that highlights the impact of our operating efficiency as well as the operating and support costs incurred in achieving the revenue performance.
(c) Revenue efficiency is defined as actual contractual dayrate revenue (excluding mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.
(d) Net income excluding charges is a non-GAAP financial measure. For a definition of net income excluding charges and a reconciliation to net income, please refer to the schedules included in this release.
Conference Call
Pacific Drilling will conduct a conference call at 9 a.m. Central time on Tuesday, March 1, to discuss fourth-quarter and full-year 2015 results. To participate, please dial +1 913-312-0823 or 1-888-204-4368 and refer to confirmation code 1396374 five to 10 minutes prior to the scheduled start time. The call also will be webcast on www.pacificdrilling.com and can be accessed by a link posted in the “Events & Presentations” subsection of the “Investor Relations” section.
An audio replay of the call may be accessed after noon Central time on Tuesday, March 1, 2016, by dialing +1 719-457-0820 or 1-888-203-1112, and using access code 1396374. A replay of the call also will be available on the company’s website.
About Pacific Drilling
With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, floating-rig drilling contractor. Pacific Drilling’s fleet of seven drillships represents one of the youngest and most technologically advanced fleets in the world. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Forward-Looking Statements
Certain statements and information contained in this press release, and oral statements made regarding the subjects of this press release, including the conference call announced herein, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “our ability to,” “plan,” “potential,” “project,” “should,” “will,” “would,” or other similar words, which are generally not historical in nature. Our forward-looking statements express our current expectations or forecasts of possible future results or events, including future client contract opportunities, availability of vessels, revenues and operating results and revenue efficiency. Although we believe that these forward-looking statements are reasonable as and when made, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements involve significant risks and uncertainties (many of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Important factors that could cause actual results to differ materially from projections include: future levels of offshore drilling activity; our ability to secure new and maintain existing drilling contracts, including possible cancellation or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; changes in worldwide rig supply and demand, competition and technology; actual contract commencement dates; downtime and other risks associated with offshore rig operations, including unscheduled repairs or maintenance, relocations, severe weather or hurricanes; and our ability to repay debt and adequacy of and access to sources of liquidity. For additional information regarding factors that could cause our actual results to differ from our projected results, please see our filings with the Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F and Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s Electronic Data and Analysis Retrieval System at www.sec.gov.
Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.
Contact:    Johannes (John) P. Boots
Pacific Drilling SA
+352 26 84 57 81
Investor@pacificdrilling.com

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
(in thousands, except per share amounts) (unaudited)

	Three Months Ended			Years Ended December 31,
	December 31, 2015	September 30, 2015	December 31, 2014	2015	2014	2013

Revenues
Contract drilling	$267,600	$260,176	$319,737	$1,085,063	$1,085,794	$745,574

Costs and expenses
Operating expenses	(104,870)	(98,334)	(123,836)	(431,261)	(459,617)	(337,277)
General and administrative expenses	(12,609)	(13,208)	(14,889)	(55,511)	(57,662)	(48,614)
Depreciation expense	(67,679)	(61,472)	(56,547)	(243,457)	(199,337)	(149,465)
	(185,158)	(173,014)	(195,272)	(730,229)	(716,616)	(535,356)
Loss from construction contract rescission	(40,155)	—	—	(40,155)	—	—
Operating income	42,287	87,162	124,465	314,679	369,178	210,218
Other expense
Costs on interest rate swap termination	—	—	—	—	—	(38,184)
Interest expense	(50,064)	(36,361)	(39,874)	(156,361)	(130,130)	(94,027)
Total interest expense	(50,064)	(36,361)	(39,874)	(156,361)	(130,130)	(132,211)
Costs on extinguishment of debt	—	—	—	—	—	(28,428)
Other expense	(364)	(459)	(1,902)	(3,217)	(5,171)	(1,554)
Income (loss) before income taxes	(8,141)	50,342	82,689	155,101	233,877	48,025
Income tax expense	(5,451)	(9,344)	(14,645)	(28,871)	(45,620)	(22,523)
Net income (loss)	$(13,592)	$40,998	$68,044	$126,230	$188,257	$25,502
Earnings (loss) per common share, basic	$(0.06)	$0.19	$0.32	$0.60	$0.87	$0.12
Weighted average number of common shares, basic	210,771	210,650	217,132	211,454	217,223	216,964
Earnings (loss) per common share, diluted	$(0.06)	$0.19	$0.32	$0.60	$0.87	$0.12
Weighted average number of common shares, diluted	210,771	210,661	217,197	211,557	217,376	217,421

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(in thousands, except par value) (unaudited)

	December 31,	September 30,	December 31,
	2015	2015	2014
Assets:
Cash and cash equivalents	$116,033	$151,065	$167,794
Accounts receivable	168,050	146,444	231,027
Materials and supplies	98,243	101,982	95,660
Deferred financing costs, current	14,636	14,710	14,665
Deferred costs, current	10,582	12,640	25,199
Prepaid expenses and other current assets	12,467	21,349	17,056
Total current assets	420,011	448,190	551,401
Property and equipment, net	5,143,556	5,408,315	5,431,823
Deferred financing costs	29,583	35,324	45,978
Long-term receivable	202,575	—	—
Other assets	36,753	29,107	48,099
Total assets	$5,832,478	$5,920,936	$6,077,301
Liabilities and shareholders’ equity:
Accounts payable	$44,167	$37,773	$40,577
Accrued expenses	44,221	44,123	45,963
Long-term debt, current	89,583	89,583	369,000
Accrued interest	16,442	36,174	24,534
Derivative liabilities, current	7,483	9,315	8,648
Deferred revenue, current	49,227	58,598	84,104
Total current liabilities	251,123	275,566	572,826
Long-term debt, net of current maturities	2,795,845	2,848,439	2,781,242
Deferred revenue	60,639	72,226	108,812
Other long-term liabilities	32,816	29,620	35,549
Total long-term liabilities	2,889,300	2,950,285	2,925,603
Commitments and contingencies
Shareholders’ equity:
Common shares, $0.01 par value per share, 5,000,000 shares authorized, 232,770 shares issued and 211,207 and 215,784 shares outstanding as of December 31, 2015 and December 31, 2014, respectively	2,185	2,179	2,175
Additional paid-in capital	2,381,420	2,377,411	2,369,432
Treasury shares, at cost	(30,000)	(30,000)	(8,240)
Accumulated other comprehensive loss	(23,490)	(30,037)	(20,205)
Retained earnings	361,940	375,532	235,710
Total shareholders’ equity	2,692,055	2,695,085	2,578,872
Total liabilities and shareholders’ equity	$5,832,478	$5,920,936	$6,077,301

PACIFIC DRILLING S. A. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(in thousands) (unaudited)

	Three Months Ended			Years Ended December 31,
	December 31, 2015	September 30, 2015	December 31, 2014	2015	2014	2013

Cash flow from operating activities:
Net income (loss)	$(13,592)	$40,998	$68,044	$126,230	$188,257	$25,502
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	67,679	61,472	56,547	243,457	199,337	149,465
Amortization of deferred revenue	(20,449)	(21,655)	(25,884)	(86,276)	(109,208)	(72,515)
Amortization of deferred costs	5,832	5,836	11,531	25,951	51,173	39,479
Amortization of deferred financing costs	3,307	2,772	2,951	11,278	10,416	10,106
Amortization of debt discount	313	250	235	1,015	817	445
Write-off of unamortized deferred financing costs	5,965	—	—	5,965	—	27,644
Costs on interest rate swap termination	—	—	—	—	—	38,184
Loss from construction contract rescission	38,084	—	—	38,084	—	—
Deferred income taxes	8,534	2,799	15,281	9,840	18,661	(3,119)
Share-based compensation expense	4,095	2,615	2,952	12,534	10,484	9,315
Changes in operating assets and liabilities:
Accounts receivable	(21,606)	43,052	(46,736)	62,977	(24,949)	(53,779)
Materials and supplies	3,739	444	(3,564)	(2,583)	(29,951)	(16,083)
Prepaid expenses and other assets	(11,071)	3,018	(16,123)	(10,840)	(56,493)	(30,840)
Accounts payable and accrued expenses	(10,654)	10,869	(964)	(18,712)	20,865	12,301
Deferred revenue	(509)	1,447	8,267	3,226	117,001	94,482
Net cash provided by operating activities	59,667	153,917	72,537	422,146	396,410	230,587
Cash flow from investing activities:
Capital expenditures	(38,134)	(41,208)	(386,519)	(181,458)	(1,136,205)	(876,142)
Decrease in restricted cash	—	—	—	—	—	172,184
Net cash used in investing activities	(38,134)	(41,208)	(386,519)	(181,458)	(1,136,205)	(703,958)
Cash flow from financing activities:
Net proceeds (payments) from shares issued under share-based compensation plan	(80)	(37)	(79)	(536)	95	—
Proceeds from long-term debt	50,000	—	400,000	315,000	760,000	1,656,250
Payments on long-term debt	(102,915)	(66,875)	(36,208)	(581,083)	(41,833)	(1,480,000)
Payments for costs on interest rate swap termination	—	—	—	—	—	(41,993)
Payments for financing costs	(3,570)	—	(7,069)	(4,070)	(7,569)	(62,684)
Purchases of treasury shares	—	—	(7,227)	(21,760)	(7,227)	—
Net cash provided by (used in) financing activities	(56,565)	(66,912)	349,417	(292,449)	703,466	71,573
Increase (decrease) in cash and cash equivalents	(35,032)	45,797	35,435	(51,761)	(36,329)	(401,798)
Cash and cash equivalents, beginning of period	151,065	105,268	132,359	167,794	204,123	605,921
Cash and cash equivalents, end of period	$116,033	$151,065	$167,794	$116,033	$167,794	$204,123

EBITDA and Adjusted EBITDA Reconciliation
EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as earnings before interest, costs from debt refinancing, loss from construction contract rescission, taxes, depreciation and amortization. EBITDA and adjusted EBITDA do not represent and should not be considered alternatives to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and our calculation of EBITDA and adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and adjusted EBITDA are included herein because they are used by management to measure the company’s operations and are intended to exclude charges or credits of a non-routine nature that would detract from an understanding of our operations. Management believes that EBITDA and adjusted EBITDA present useful information to investors regarding the company’s operating performance during the periods presented below.
PACIFIC DRILLING S.A. AND SUBSIDIARIES
Supplementary Data—Reconciliation of Net Income (Loss) to Non-GAAP EBITDA and Adjusted EBITDA
(in thousands) (unaudited)

	Three Months Ended			Years Ended December 31,
	December 31, 2015	September 30, 2015	December 31, 2014	2015	2014	2013
Net income (loss)	$(13,592)	$40,998	$68,044	$126,230	$188,257	$25,502

Add:
Costs on interest rate swap termination	—	—	—	—	—	38,184
Write-off of unamortized deferred financing costs	5,965	—	—	—	—	27,644
Interest expense	44,099	36,361	39,874	156,361	130,130	66,383
Interest expense	50,064	36,361	39,874	156,361	130,130	132,211
Depreciation expense	67,679	61,472	56,547	243,457	199,337	149,465
Income taxes	5,451	9,344	14,645	28,871	45,620	22,523
EBITDA	$109,602	$148,175	$179,110	$554,919	$563,344	$329,701

Add:
Costs on extinguishment of debt	—	—	—	—	—	28,428
Loss from construction contract rescission	40,155	—	—	40,155	—	—
Adjusted EBITDA	$149,757	$148,175	$179,110	$595,074	$563,344	$358,129

Net Income Excluding Charges Reconciliation
During the fourth quarter of 2015, the company recorded a $40.2 million loss provision as a result of the construction contract rescission and a $6.0 million write-off of unamortized deferred financing costs related to our termination of the 2014 revolving credit facility. During the second quarter of 2013, the company closed a refinancing transaction which resulted in non-recurring costs primarily related to swap termination fees and the write-off of unamortized deferred financing costs. Management believes that net income excluding charges related to our loss from construction contract rescission and refinancings provides useful and comparable information to investors regarding the company’s operating performance. Specifically, the excluded charges are of a non-routine nature and management believes they detract from an understanding of our operating performance and comparisons with other periods. Net income excluding charges does not represent and should not be considered an alternative to or substitute for net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with GAAP, and our calculation of net income excluding charges may not be comparable to that reported by other companies.
PACIFIC DRILLING S.A. AND SUBSIDIARIES
Supplementary Data—Reconciliation of Net Income (Loss) and Earnings (Loss) per Share to Non-GAAP Net Income Excluding Charges and Earnings per Share Excluding Charges
(in thousands, except per share information) (unaudited)

	Three Months Ended			Years Ended December 31,
	December 31, 2015	September 30, 2015	December 31, 2014	2015	2014	2013
Net income (loss)	$(13,592)	$40,998	$68,044	$126,230	$188,257	$25,502
Add:
Loss from construction contract rescission	40,155	—	—	40,155	—	—
Costs on interest rate swap termination	—	—	—	—	—	38,184
Costs on extinguishment of debt	5,965	—	—	5,965	—	28,428
Net income excluding charges	$32,528	$40,998	$68,044	$172,350	$188,257	$92,114

Earnings (loss) per common share, basic and diluted	$(0.06)	$0.19	$0.32	$0.60	$0.87	$0.12
Add:
Loss from construction contract rescission	0.19	—	—	0.19	—	—
Costs on interest rate swap termination	—	—	—	—	—	0.18
Costs on extinguishment of debt	0.03	—	—	0.03	—	0.13
Earnings excluding charges per common share, basic and diluted	$0.16	$0.19	$0.32	$0.82	$0.87	$0.43